UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Amendment No. 1

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company)

DIALYSIS CORPORATION OF AMERICA
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

252529102
(CUSIP Number of Class of Securities)

Stephen W. Everett
President and Chief Executive Officer
Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090
(410) 694-0500
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Michael S. Blass, Esq.
Arent Fox LLP
1675 Broadway
New York, NY 10019
(212) 484-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Statement

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2010 (which together with any amendments and supplements thereto, collectively constitute, the “Schedule 14D-9”) by Dialysis Corporation of America, a Florida corporation (“DCA” or the “Company”), relating to the offer (the “Offer”) by Urchin Merger Sub, Inc., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“Parent” or “USRC”), as set forth in a Tender Offer Statement filed by USRC and Purchaser on Schedule TO, dated April 22, 2010 (which together with any amendments and supplements thereto, collectively constitute, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of DCA, at a purchase price of $11.25 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new Section to the end of “Item 8. Additional Information” on page 31 of the Schedule 14D-9:

“Legal Proceedings Regarding the Offer

On or about April 30, 2010, a purported class action lawsuit related to the Offer and the Merger was filed in the Circuit Court located in Anne Arundel County, Maryland, captioned Francis Myskowsky, et al. v. Dialysis Corporation of America, et al. The action, brought by Francis and Marian Lee Myskowsky, purported shareholders of DCA, seeks certification of a class of all holders of shares of DCA Common Stock (except the defendants and their affiliates) and names DCA, each of DCA’s directors, USRC and Purchaser as defendants. The lawsuit alleges, among other things, that DCA’s directors breached their fiduciary duties by, among other things: (i) agreeing to certain provisions in the Merger Agreement that could discourage or inhibit alternative competing offers; (ii) failing to maximize shareholder value; and (iii) omitting or failing to disclose material information related to the Offer and the Merger to the investing public. In addition, the lawsuit alleges that DCA and USRC aided and abetted such alleged breaches of fiduciary duties by DCA’s directors. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the defendants from consummating the Offer and the Merger, unspecified damages and costs, attorney's fees and other expenses.

On May 7, 2010, plaintiffs counsel filed combined motions for expedited discovery and for an order shortening defendants’ time to respond to such motion.  DCA and DCA’s directors believe that the allegations set forth in the complaint in the action are baseless.  They intend to vigorously defend the action and oppose plaintiff’s combined motions.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALYSIS CORPORATION OF AMERICA

By:/s/    STEPHEN W. EVERETT
Stephen W. Everett
President and Chief Executive Officer

Dated: May 10, 2010

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